John M. Newell

Direct Dial: +1.415.395.8034

john.newell@lw.com

May 9, 2013

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549-6010

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
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Re:	Gleacher & Company, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed May 9, 2013 by MatlinPatterson FA Acquisition LLC et al.

File No. 000-14140

Dear Mr. Panos:

This letter is submitted on behalf of MatlinPatterson FA Acquisition LLC (the “Stockholder”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed May 6, 2013 under File No. 000-14140 (the “Amendment No. 1”), as set forth in your letter to me dated May 7, 2013. The Stockholder is filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 7, 2013 has been reproduced herein (in bold), with the Stockholder’s response below each numbered comment. As appropriate, the Stockholder’s responses include a reference to the section and page numbers of Amendment No. 2 that have been revised in response to the comment.

1. We note the revisions made in response to prior comment 6. The revised disclosure, however, does not provide sufficient specification of the conditions under which shares will be voted for fewer than eight nominees. While we understand that MatlinPatterson currently expects to nominate at least five individuals, the number of nominees appears open to interpretation. MatlinPatterson could, for example, nominate any number of individuals up to eight. Neither the proxy statement nor the proxy card adequately describes the different nominating scenarios that could occur or the circumstances under which they could occur. Please revise. In addition, please revise to reasonably specify the conditions that must materialize in order to prevent the proxy holders from voting for all nominees for whom proxy authority is sought. See Rule 14a-4(e) of Regulation 14A.

May 9, 2013

Response: In response to the Staff’s comment, disclosure has been revised throughout the Preliminary Proxy Statement to the effect that MatlinPatterson intends to nominate five persons for election as directors. Proxies are being solicited with respect to voting on those five nominees, and proxies shall be voted as instructed on those five nominees, without conditions.

The Stockholder has also disclosed in the Preliminary Proxy Statement, on pages 11-12, that there is a scenario in which it might decide to nominate three additional people for election as directors. The scenario under which the Stockholder might make such additional nominations are set forth with specificity in that section. As discussed in response to comment 2, the Stockholder is seeking a grant of discretionary authority to vote shares for the election of these three directors.

As the Preliminary Proxy Statement and proxy card have been reformulated, the requirements of Rule 14a-4(e) are met because all shares represented by the proxy will be voted in accordance with the specifications made.

2. We note the disclosures regarding discretionary authority included in response to prior comment 7. Notwithstanding these revisions, MatlinPatterson appears to seek authority to vote for five individuals while retaining the flexibility to vote for three additional individuals in its discretion. Rule 14a-4(c) delineates the scope of discretionary authority conferred upon proxy holders with respect to proxies that they solicit. Please revise to remove the implication that MatlinPatterson will exercise discretion not conferred upon it by the rule. Otherwise, revise to separately seek discretionary authority to vote for the three additional individuals.

Response: In response to the Staff’s comment, we have revised the Preliminary Proxy Statement and proxy card so that the Stockholder is seeking proxy authority to vote on the election of five nominees, and shares will be voted as instructed on those five nominees.

As discussed in the response to Comment 2 above, the conditions under which the Stockholder may nominate three additional directors have been disclosed in the Preliminary Proxy Statement on pages 11-12. The Stockholder has revised the materials in order to separately seek discretionary authority to vote for the three additional individuals, if elected. Discretionary voting authority is sought on each of the three, and the stockholder has the ability to specify for, against or abstain on the grant of discretionary voting authority. The Proxy Statement and proxy card disclose that if a stockholder signed the Gold proxy card but does not specify otherwise, the stockholder shall be deemed to have granted such discretionary voting authority.

3. We note that the acknowledgments contained on the last page of your response letter were provided by counsel. Please provide us with the written acknowledgements from each participant, or advise us why such acknowledgements were unattainable.

May 9, 2013

Response: In response to the Staff’s comment, the Stockholder, MatlinPatterson LLC, MatlinPatterson PE Holdings LLC, MP II Preferred Partners L.P. and MP Preferred Partners GP LLC (together, the “MP Entities”) and David J. Matlin, Mark R. Patterson and Christopher R. Pechock (together, the “MP Individuals”) will each file signed acknowledgements with the SEC within 24 hours. The acknowledgements from the MP Individuals will be provided in light of their relationship with the MP Entities.

The Stockholder notes, however, that Messrs. McKinzie, Lifton, Banks, Hall, Hasan and Cohen (collectively, the “Independent Nominees” ) are independent of the MP Entities, have not been engaged in solicitation activities, and have been included as participants in the Preliminary Proxy Statement, including Amendment Nos. 1 and 2 thereto, solely due to the requirement of Instruction 3(a)(ii) to Item 4 of Schedule 14A. Accordingly, the Stockholder respectfully submits that the Independent Nominees are not required to provide such acknowledgements, and has accordingly removed the Independent Nominees as Filing Persons from the cover page of Amendment No. 2.

If you have any questions, please feel free to contact the undersigned by telephone at 415-395-8034 (or by email at john.newell@lw.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ John M. Newell

John M. Newell

of LATHAM & WATKINS LLP

cc:	Michael P. Whalen, Esq., Whalen LLP